Carter Ledyard & Milburn llp

Counselors at Law

1401 Eye Street, N.W.
Washington, DC 20005
Andris J. Vizbaras	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	•
•	•	570 Lexington Avenue
Direct Dial: 212-238-8698	Tel (212) 732-3200	New York, NY 10022
E-mail: vizbaras@clm.com	Fax (212) 732-3232	(212) 371-2720

January 16, 2007

VIA E-MAIL

Mr. Todd Hardiman

Associate Chief Accountant

Office of Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. Hardiman:

Flagstone Reinsurance Holdings Limited (the “Company”) has filed a registration statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of its common shares.  In order to resolve outstanding comments of the Staff of the Securities and Exchange Commission (the “Commission”), we are seeking your concurrence on the accounting and financial reporting presentation included by the Company in the Registration Statement with respect to its affiliate Mont Fort Re Limited (“Mont Fort”).

In order to facilitate your analysis of these issues, this letter is organized to provide the information specified in the bullets set out in the Commission’s webpage entitled, “Guidance for Consulting with the Office of the Chief Accountant.”  Each of those bullets is set out below in boldfaced italicized typeface, followed by our discussion of that bullet.  Capitalized terms not otherwise defined below have the meanings given them in the preliminary prospectus dated December 29, 2006 included in the Registration Statement (the “Prospectus”).

The Company recognizes the complexity of the analysis required of Mont Fort, and has set out below its detailed support on its conclusions on the accounting treatment for Mont Fort.

Further, the Company acknowledges that Mont Fort is strategic to the Company, in that it embodies the goal of the Company to have its risk bearing business supplemented by fee-paying business such as the operation of Mont Fort, over time.  However, as detailed herein, the accounting treatment of Mont Fort is not material to the September 30, 2006 financial statements in the Prospectus.

We appreciate your time on the telephone today and with respect to the two issues you raised regarding whether or not there is a “silo” and whether or not there is a variable interest entity we would direct you to the analysis on pages 18 and 19 respectively of this document.

1.                                      Overview of the nature of the company’s business, together with condensed financial information including assets, stockholders’ equity, revenues, gross margin, pretax income, and other relevant measures.

The Company is a Bermuda based global reinsurance holding company.  Through its subsidiaries, the Company writes primarily property, property catastrophe and short-tail specialty and casualty reinsurance.  To date, the majority of the risks the Company has reinsured are related to natural catastrophes, such as hurricanes and earthquakes, in North America and Europe, although the Company also has written a significant amount of catastrophe business in Japan, Australasia and the Caribbean.

The core business of the Company is providing property catastrophe reinsurance coverage to a broad range of select insurance companies and other reinsurers, primarily on an excess of loss basis.  These policies provide coverage for claims arising from major natural catastrophes in excess of a specified loss.  The Company also provides coverage for claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornados.  The specialty lines of the Company, which represent a growing proportion of its business, cover risks such as aviation, energy, accident and health, satellite, marine and workers’ compensation catastrophe.

The Company was formed by Haverford (Bermuda) Ltd. (“Haverford”), a company controlled and capitalized by Mark Byrne, the Executive Chairman of the Board of Directors of the Company, and David Brown, the Chief Executive Officer of the Company, and commenced operations in December 2005.  The Company raised approximately $850 million through three closings of a private placement of its common shares and the issuance of its Deferrable Interest Debentures.  Through the nine months ended September 30, 2006, the Company had $276.0 million in gross premiums written (of which $201.5 million was property catastrophe reinsurance) and net income of $88.8 million, and as at September 30, 2006 the Company had total assets of $1,131.4 million and total shareholders’ equity of $802.4 million.

Please refer to the portions of the Prospectus entitled, “Selected Summary Financial Data” starting on page 43 for summary financial data of the Company and “Business — Overview” starting on page 75 for additional background information relating to the Company.

2.                                      Timing considerations such as pending filing deadlines or registration efforts.

We are seeking to clear the comments of the Commission Staff on the Registration Statement urgently so that the Company may commence its offering.  The market demand for the Company’s reinsurance products continues to surge and the Company expects to be able to deploy its increased underwriting capacity promptly after the offering closes.  The accounting and financial reporting questions described under Item 4 below are the only comments that the Staff has conveyed to us that remain unresolved.

3.                                      Detailed information regarding the specific facts and circumstances giving rise to the accounting, financial reporting, auditing or independence issues, including but not limited to the business purpose of the transaction or arrangement if it is not otherwise apparent.

Background and Structure

General

The Company purchased all of the common shares of Mont Fort on March 6, 2006 and remains the sole holder of its common shares.  Mont Fort is organized under the laws of Bermuda as an exempted company which is registered as a general business Class 3 insurer and is also registered as a “segregated accounts” company under the Bermuda Segregated Accounts Companies Act 2000, as amended (the “SAC Act”).    The SAC Act enables Mont Fort to establish segregated accounts, referred to as cells.  These cells are segregated from one another and from the equity of the common shareholders of Mont Fort, which is referred to as its “General Account.”  Because of the features of the SAC Act, each cell is bankruptcy remote from all other cells and from the General Account.

Each cell of Mont Fort also has a distinct business strategy, underwriting strategy and underwriting risk management program.  Each cell of Mont Fort raises its own capital by issuing preferred shares which participate only in the results of that cell, underwrites its own risks and, to the fullest extent provided by the SAC Act, is solely responsible for liabilities arising from those risks.  Each cell of Mont Fort reinsures risks under a reinsurance agreement with Flagstone Reinsurance Limited (“Flagstone”) for the account of that cell, and pursuant to which Flagstone cedes business to the cell.

The key features of a company formed under the SAC Act are as follows:

•                  A cell in the company is legally distinct from its shareholders and is imbued with many of the normal attributes of a company, although individual cells do not generally have separate common shares, by-laws, management, administrative, or governance procedures.

•                  Each cell contains assets and liabilities that, pursuant to the SAC Act, are legally segregated from the assets and liabilities of the general account of the company, and from other cells, if any.

•                  Although a cell is not a legal person, the SAC Act confers some of the attributes of separate corporate personality on a cell.  For example, the SAC Act provides that the company can sue and be sued in respect of a particular cell and expressly permits the property of a cell to be subject to an order of the court as if it were a separate legal person.

•                  Dividends can be paid and liquidations can be effected on a specific cell without reference to the general account or other cells within the company.  Dividend declarations are at the discretion of the board of directors of the company and will depend on the capital needed to satisfy the liabilities of the cell and compliance with Bermuda law and regulations.

During the nine-month period ended September 30, 2006 covered by the financial statements included in the Prospectus, Mont Fort had a single cell, the Mont Fort Re ILW cell (“MFR ILW”), which focuses on industry loss warranty contracts (“ILWs”).  Subsequently, during 2007, Mont Fort has launched two additional cells, the Mont Fort Re ILW2 cell (“MFR ILW2”), and the Mont Fort Re High Layer cell (“MFR HL”).  The analysis in this letter focuses in particular on MFR ILW, since that was the sole cell in existence as at September 30, 2006.  MFR ILW2 and MFR HL are discussed in an appendix to this letter, and the Company will disclose the creation of these new cells in the next amendment to its Registration Statement as a recent development.

The Company appoints all of the members of the board of directors of Mont Fort.  The current board of directors of Mont Fort is comprised of four members, all of whom also serve as officers of the Company or of Flagstone.  The holders of preferred shares of Mont Fort have no right to elect directors.  The holders of preferred shares with respect to a cell of Mont Fort are entitled to receive all dividends issued by that cell.

As the sole holder of the common shares of Mont Fort, the Company has the sole equity interest in the General Account of Mont Fort.  The Company has contributed $1.4 million to the General Account, which represents all of the capital of the General Account.  This capital provides the minimum required to license Mont Fort as a general and long term business Class 3 Insurer of $1.25 million.  (In addition, under the Bermuda Insurance Act, as a general and long term business Class 3 insurer, Mont Fort must maintain a minimum solvency margin based on the greater of a premium and reserve test and maintain a liquidity ratio being the value of the relevant assets to relevant liabilities.)  Mont Fort’s common shares representing the General Account are not exposed to the risks or rewards of any of the cells, nor are they exposed to potential claims arising within any of the cells.  The investors in the cells do not have the ability to select alternative service providers for these services; such a decision would be determined solely by the board of directors of Mont Fort.  That is, the Company’s unilateral ability to provide the support services for Mont Fort and its cells arises essentially by virtue of its controlling investment in the common shares of Mont Fort.

Mont Fort does not have any employees.  The underwriters, investment management, legal and accounting staff of the Company provide services to each cell of Mont Fort and the General Account, including the service of structuring its reinsurance policies.  The ceding commissions compensate the Company for the operating costs incurred in providing these services.

Flagstone provided reinsurance coverage to MFR ILW in the form of a 8.3% quota share contract on all business of MFR ILW.  The premium on this quota share contract amounted to $1.3 million, or less than 1% of gross premiums written by the Company for the nine months ended September 30, 2006.  The purpose of the quota share contract is to assure the investors in MFR ILW that Flagstone will share a portion of the risks it cedes to MFR ILW.  Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone.

West End Capital Management (Bermuda) Limited (“West End”), a wholly-owned subsidiary of the Company, serves as the investment adviser of each cell of Mont Fort and earns an asset-based fee and generally a performance-based fee for those services

Because the Company ultimately controls both Mont Fort and Flagstone, and because Mont Fort benefits from Flagstone’s underwriting expertise and writes reinsurance only for Flagstone, this type of arrangement is often referred to as a “sidecar.”

As at September 30, 2006, the capital structure of Mont Fort was:

•                  370,000 common shares, par value of $1.00 each, held by the Company, and related to which the Company had made a contribution to the General Account of Mont Fort of $1.4 million.

•                  55 million preferred shares linked to MFR ILW, par value $1.00 each, issued to the investors in MFR ILW for $55 million.

Subsequent to December 31, 2006, two additional cells have been formed:

•                  Mont Fort has issued 55 million preferred shares linked to MFR ILW2, par value $1.00 each, to LB I, for $55.0 million.

•                  Mont Fort has issued 28.1 million preferred shares linked to MFR HL, par value $1.00 each, to an investor with no previous investments or affiliations with the Company or with Mont Fort, for $28.1 million.

Following is a diagram of Mont Fort.

ILW Contracts

ILWs are property and casualty reinsurance contracts which indemnify the buyer for losses actually incurred due to certain pre-defined events (for example, property losses in Florida caused by a hurricane).  They are primarily used to protect against property risk, property catastrophe, marine and energy risks.  Unlike other traditional contracts, an ILW pays only if the loss incurred by the buyer is caused by an event of a certain pre agreed magnitude (for example a Florida hurricane loss to the whole insurance industry in excess of $10 billion as reported by an independent monitoring agency).  The addition of this requirement makes the modeling and assessment of the risk by the reinsurer much more reliable, primarily by reducing the risk that the buyer has unusual concentrations of risk in particular areas or in a few very large insured properties.  Therefore, ILWs generally are less expensive for the buyer and are popular in the market.

Control

The Company, as the sole holder of the common shares of Mont Fort, has the right to appoint all of the members of Mont Fort’s board of directors.  The Company also has the power to determine, with respect to each cell, whether and how assets are invested and disbursed, reinsurance and other agreements are entered into, and liabilities are administered and paid, in each case subject to the governing instruments of the cell.  However, those governing instruments (for each cell, typically comprised of a reinsurance agreement between Mont Fort and Flagstone, a quota share contract between Mont Fort and Flagstone, an investment management agreement between Mont Fort and West End, and a cell-specific supplement to the private placement memorandum of Mont Fort) tightly define the nature and activities of each cell and are heavily negotiated with the investors in the cell before its inception.  The General Account assumes no risk and earns only investment returns on the $1.4 million of assets in the General Account.

The design and activities of each cell are customized to the needs and requirements of the investors in that cell.  The holders of preferred shares of Mont Fort exert a degree of control over the cell to which their preferred shares are linked:

•                  They are fully engaged in the design stages of the cell’s structure.  MFR ILW was established with the objective of matching the risk/return profile that the investors in the preferred shares linked to MFR ILW were willing to assume.  The modeled portfolio of risks for the cell was based on the risk appetite, target returns and downside tolerance of those investors.

•                  They possess the annual right to cause Mont Fort to redeem their preferred shares at their then net asset value, to the extent that the board of directors of Mont Fort has determined that funds are legally available to make redemptions.  Mont Fort will redeem preferred shares only after the cell to which those preferred shares are linked shall have met its obligations to Flagstone under their reinsurance agreement.  In this way losses from the reinsurance contracts written by a cell are borne by the investors in that cell.

Reinsurance Contracts

Each cell operates under a separate reinsurance agreement with Flagstone.  In the case of MFR ILW, the agreement provides that each risk ceded is optional on the part of Flagstone and mandatory on the part of the cell.  In other words, Flagstone decides which risks go into the cell provided that they meet the predefined underwriting guidelines which were negotiated and agreed by the investors prior to the cell formation.  MFR ILW assumes ILW business in several diversified zones up to a maximum loss limit per zone and the expected loss characteristics of the business have to meet predefined limits.  Flagstone monitors and manages compliance with MFR ILW’s exposure limits so that MFR ILW always has a very high probability of meeting its potential obligations to Flagstone.

Termination

The holders of the preferred shares linked to MFR ILW have the right to redeem their preferred shares by serving a redemption notice to the cell 75 days prior to an annual redemption date. Mont Fort has the right to redeem the preferred shares only under limited circumstances, such that failure to do so would result in adverse tax consequences or materially adverse regulatory or legal treatment.

Dividends

The preferred shares linked to MFR ILW do not entitle the holders to any regular dividends or other fixed return.  It is expected that the preferred shareholders will realize their return through dividends, which may be declared at the discretion of the board of directors of Mont Fort, after profitable years or through eventual redemption at the investor’s option.

Cash Flows

For each cell of Mont Fort, the sources of cash are the proceeds of the sale of its linked preferred shares, the premiums on business that it assumes from Flagstone and investment income it earns on its net invested assets.  The uses of cash are the ceding commission of 5% paid to Flagstone, paid losses (if any), costs and expenses of establishing the cell (primarily legal), the investment management fee and performance fee it pays to West End, and amounts paid to effect dividends or redeem the linked preferred shares upon termination of the cell or the exit (with Mont Fort consent) of an investor.

The following table illustrates the net returns that would be available to a holder of preferred shares from its investment in a cell of Mont Fort based on the hypothetical inflows and outflows included in the table.

Annualized Cash Flows

	Assume no losses	Assume $22.5m losses	Assume $45m losses

Inflows:
Preferred shares	55,000,000	55,000,000	55,000,000
Premium from ILW contracts	15,000,000	15,000,000	15,000,000
Investment income	3,442,700	2,323,325	1,203,950
	73,442,700	72,323,325	71,203,950

Outflows:

Ceding commission	750,000	750,000	750,000
Losses	—	22,500,000	45,000,000
Organization fees	50,000	50,000	50,000
Investment management	346,000	233,500	121,000
Performance fee	2,594,505	—	—
	3,740,505	23,533,500	45,921,000

Funds available to investors	69,702,195	48,789,825	25,282,950
Growth (Decline) in Net asset value	14,702,195	(6,210,175)	(29,717,050)
Return	26.7%	-11.3%	-54.0%

In this table:

•                  “Preferred shares” represents the proceeds of the sale of the preferred shares linked to the cell.

•                  “Premium from ILW contracts” relates to the ILW contracts ceded by Flagstone to the cell.

•                  “Investment income” assumes a 5% return on the preferred share investment and premiums received net of the outflows, before deducting the performance fee payable to West End.  The performance fee is excluded as it is paid at the end of the term of the cell.

•                  “Ceding commission” is calculated as 5% of the premiums assumed by the cell.

•                  “Investment management” fees are based on 0.50% of the net assets in the cell.

•                  The “performance fee” is calculated annually as 15% of the increase (if any) in the net asset value of the cell during the preceding year.

•                  “Funds available to investor” assume the investor redeems their original investment.

•                  “Growth (Decline) in net asset value” is calculated as inflows (excluding the proceeds of the sale of the preferred shares) minus outflows.

•                  “Return” is calculated as Growth (Decline) in Net Asset Value divided by the preferred share investment.

Business Purpose

Strategically, a typical sidecar is a financial structure which is created to allow investors to assume the risk of a group of insurance policies written by a reinsurer and earn the return that arises from that business.  The reinsurer generally will cede policies to a sidecar only if the investors in the sidecar place sufficient funds in the vehicle to so that the sidecar always has a very high probability of meeting its potential obligations to the reinsurer if they arise.  Typically the liability of the investors in the sidecar is limited to these funds.  These structures have become quite prominent in the aftermath of Hurricane Katrina as a vehicle for reinsurers to transfer risk to investors who participate in the potential profits resulting from sharp price increases in reinsurance over the four quarters following Hurricane Katrina.

For the Company, the primary business purpose of maintaining Mont Fort is to optimize the retained risk profile of the Company while earning attractive fees for creating and managing the cells.  The Company views Mont Fort as a flexible, dynamic entity that can raise capital rapidly from institutional investors so that both the Company and Mont Fort can participate in reinsurance opportunities that otherwise would be outside of, or in excess of, its own exposure appetite.  The Company sees this as a service to its brokers and clients as it is able to provide additional capacity typically in time of market dislocations where capacity for a given risk is in short supply.

In addition, through Flagstone, the Company will earn a commission for each reinsurance contract that is ceded to Mont Fort, and through West End, the Company will earn an asset-based fee and generally a performance-based fee for serving as the investment adviser of each cell of Mont Fort.  Thus, for limited additional effort on its part, the Company is able to generate attractive fee revenue and transfer risk from its own balance sheet to third parties on attractive terms and with excellent credit quality.

For each preferred share investor in Mont Fort, the Company expects that the primary business purpose will be to receive an attractive expected return on its investment, principally the net cash flows outlined in the table above.  An investor may enter into this arrangement because they cannot build this reinsurance expertise in-house, in a timely manner, to take advantage of market opportunities and as an alternative may decide to use the expertise of Flagstone to invest in the reinsurance sector.  These are also investors who can take a more aggressive approach to risk than would be the case for a reinsurance company such as Flagstone.  Typically, to obtain the high potential returns in these cells they must accept the possibility of incurring significant losses, including the possibility of losing all of their invested capital.

Mont Fort ILW

On June 6, 2006, Mont Fort closed an offering of preferred shares relating to a cell, MFR ILW.  The primary investor in the Mont Fort ILW cell is LB I Group Inc. (“LBI”), which invested $50.0 million in preferred shares of Mont Fort ILW, and is also an investor in the Company.  LB I is an affiliate of Lehman Brothers Inc., and LB I and its affiliates own in the aggregate approximately 22.1% of the outstanding common shares of the Company.

On June 6, 2006, Flagstone entered into a facultative reinsurance agreement with Mont Fort in respect of MFR ILW.  Under this agreement, MFR ILW assumes a share of Flagstone’s industry loss warranty exposure.  During the nine months ended September 30, 2006, premiums ceded to Mont Fort were $15.1 million, and, in accordance with the reinsurance agreement, Flagstone earned a ceding commission of $0.2 million from MFR ILW.  The Company earned investment management fees from MFR ILW of $0.1 million during the nine months ended September 30, 2006.

There are currently 55.0 million preferred shares of MFR ILW outstanding and LB I own 90.9% of those shares. The remaining preferred shares are owned by an investor with no other investments or affiliations with the Company or with Mont Fort.

4.                                      Specific accounting, financial reporting, auditing or independence questions raised.

The initial comment letter from the Staff relating the Registration Statement, dated November 20, 2006, included the following:

[Comment 56]  Please explain why you are not the primary beneficiary of Mont Fort.  Does Mont Fort enter into reinsurance agreements with other companies?  If so, what percentage of Mont Fort’s business is from Flagstone?

[Comment 82]  Please provide to us your analysis under FIN46(R) that demonstrates why Mont Fort Re is a variable interest entity.

In addition please provide us the following:

•                  A breakdown of the voting interests and board of director control of Mont Fort Re at the time you entered into the share purchase agreement and as of June 30, 2006.

•                  You disclose on page 84 that Mont Fort Re is a general business Class 3 insurer. Tell us how a regulated entity would be a variable interest entity, as the presumption is that to qualify as a general business Class 3 insurer it would need sufficient equity to write business at the time it became a general business Class 3 insurer.

In a telephone conversation on January 5, 2007, Joseph Roesler of the Staff raised the following question (which we have paraphrased):

How is the transfer of underwriting risk and risk of loss being analyzed under FAS 113?  It appears that the industry loss warranties contracts ceded to the sidecar are insurance contracts.  How did you determine to account for these industry loss warranties as insurance and reinsurance contracts and not derivatives?  Address “B26 — Derivatives Implementation Group,” the dual trigger (property and casualty) aspect of this business.  Tell us how the risk transfer is analyzed under FAS 113.

5.                                      The conclusions reached and the basis for such conclusions.

Each of the questions recited above in Item 4 is repeated below in italicized typeface, followed by the conclusion reached by the Company and the basis for such conclusions.

A.                                     Please explain why you are not the primary beneficiary of Mont Fort.  Does Mont Fort enter into reinsurance agreements with other companies?  If so, what percentage of Mont Fort’s business is from Flagstone?

Response

The Company has concluded that as at September 30, 2006, it was not the primary beneficiary of Mont Fort and that therefore the Company must not consolidate Mont Fort.  Mont Fort does not enter into reinsurance agreements with other companies, and all of Mont Fort’s business is from Flagstone.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46(R)”) states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.  Paragraph 16 of FIN 46(R) states that for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.  Paragraph 17 of FIN 46(R) states that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.

The Company considered the applicability of FIN 46(R) and in particular the provisions of Paragraph 16 and Paragraph 17 for purposes of determining whether the Company or one of its related parties should be treated as the primary beneficiary of Mont Fort.  The related parties of the Company that are involved in this transaction are as follows:

1.             Lehman Brothers Inc. LB I, an affiliate of Lehman Brothers Inc., holds 90.9% of the preferred shares of MFR ILW.  LB I and its affiliates in the aggregate hold 22.1% of the common shares of the Company and have a representative on the Board of Directors of the Company.  LB I therefore is a related party of the Company under FASB Statement No. 57, “Related Party Disclosures”.

•                  LB I is a 9.9% holder of the Company’s common shares.

•                  Other affiliates of Lehman Brothers Inc. hold 12.2% of the Company’s common shares.

•                  E. Daniel James, a principal of the Merchant Banking Group and a managing director of Lehman Brothers Inc., has been a director of the Company since December 2005.

2.             Flagstone Reinsurance Limited. Flagstone is involved with MFR ILW through a reinsurance agreement and quota share arrangement.  Flagstone is a related party of the Company by virtue of being a wholly-owned subsidiary of the Company.

3.             West End Capital Management (Bermuda) Limited.  West End is involved with MFR ILW through an investment management agreement.  West End is a related party by virtue of being a wholly-owned subsidiary of the Company.

Paragraph D49 of Appendix D to FIN 46(R) states that no single factor is determinative of which party is most closely associated with the variable interest entity.  The Company has concluded that it is not the primary beneficiary based on its evaluation of the relative weighting of each of the four factors listed in Paragraph 17.  We have summarized the key aspects of the analysis and conclusion of the Company below.  Because Flagstone and West End are wholly owned subsidiaries of the Company, for purposes of analysis of the factors in Paragraph 17, the Company evaluated the interests and involvement of its subsidiaries on a combined basis as compared to the variable interest (i.e., the preferred shares) held by LB I.

Paragraph 17(a): The existence of a principal-agency relationship between LB I and the Company.

The Company reviewed the indicators of a principal-agency relationship outlined in FIN 46(R) Paragraph 16, EITF Issue 96-19, “Debtor’s Accounting for a modification or Exchange of Debt Instruments” and EITF Issue No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent” and concluded that a principal-agency relationship does not exist between the Company and LB I.  Both the Company and LB I entered into the transaction on their own behalf, and neither party controls the decisions of the other party with respect to their interests in MFR ILW.

The Company concluded that this factor does not appear to be relevant for determining which related party is the primary beneficiary, given that no principal-agency relationship exists.  Therefore, this factor would not point toward the Company as the primary beneficiary.

Paragraph 17(b): The relationship and significance of the activities of Mont Fort to the various parties (the Flagstone entities and to LB I) within the related group.

ILWs can be contrasted with the Company’s primary business in that, albeit ILWs are indemnity based, they are primarily linked to industry-wide loss triggers—that is, the triggering of a loss to the reinsurer depends in large part on a pre-agreed loss level being suffered by the insurance and reinsurance industry as a whole rather than only on the actual experience of the client.  As a result of this feature, ILWs are generally bought when traditional reinsurance is not available and are normally not a permanent feature of a company’s annual reinsurance program.  ILWs are not part of a long-term program and they are not the kind of franchise-building product the Company can rely on selling every year.  The Company never intended ILWs to be a strategic focus because the Company prefers to provide more traditional reinsurance which is much more likely to be purchased on an annual basis for the foreseeable future.  However, given the short-term demand for these products in 2006, and interest from LB I to assume a specific set of these underwriting risks (see discussion below in analysis of paragraph 17(d) and the design of Mont Fort for more information), Mont Fort provided a platform to design an ILW portfolio that met their specific preferences.

In summary, through establishment of segregated cells within the Mont Fort structure, the proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of the Company’s exposure appetite.  As such, the Company will primarily cede business to Mont Fort which it is unable or unwilling to write for its own account due to its own risk management constraints.  This provides Mont Fort investors an opportunity to participate separately in business the Company would not normally retain for its own account.

Factors Considered in Assessing the Relationship and Significance of Mont Fort’s Activities to the Company

For the Company, the relationship with Mont Fort as at and during the nine months ended September 30, 2006 was reflected through the following arrangements:

•                  Reinsurance contracts whereby Flagstone cedes reinsurance business to MFR ILW that meets predefined criteria.  Flagstone earns a 5% ceding commission on the business ceded to MFR ILW.  Flagstone ceded 5.5% of its gross premiums written to MFR ILW which were written specifically for the cell.  The Company earned less than 1% of its total revenues in fee income (i.e. ceding commission and incentive fees) from MFR ILW for the nine months ended September 30, 2006.

•                  Flagstone provided reinsurance coverage to MFR ILW in the form of a 8.3% quota share contract on all business of MFR ILW.  The premium on this quota share contract amounted to $1.3 million, or less than 1% of gross premiums written by the Company for the nine months ended September 30, 2006.  The purpose of the quota share contract is to assure the investors in MFR ILW that Flagstone will share a portion of the risks it cedes to MFR ILW.  Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone.

•                  The assets of MFR ILW were managed by a subsidiary of the Company upon which it earned investment management fees of 0.50% per annum in the amount of $0.1 million per year based on the current size of the cell.  By managing the assets in house for a fee that covers the expenses of the Company, the subsidiary controls the credit quality of the assets held in the cell to minimize the credit risk to the Company.  The subsidiary also receives an annual 15% performance fee that is based upon the annual increase in the net asset value of the cell.

•                  The Company owns 100% of the common equity of the General Account of Mont Fort.  The General Account is maintained to provide the minimum amount of capital required to obtain a license as a general and long term business Class 3 Insurer under the Bermuda Insurance Act.  The Company does not engage in insurance or reinsurance activities through the General Account but through each segregated cell which is separately capitalized.  The General Account does not participate in the income and losses of the cells.  Mont Fort has the ability to approve dividend payments and controls the establishment of additional cells.  The Company, by virtue of holding 100% common shares of Mont Fort, controls decision making with respect to the appointment of the Mont Fort board of directors, investment and disbursement of cell assets and with respect to administration and payment of cell liabilities.

MFR ILW assumes contracts solely from Flagstone.

Flagstone assumes and cedes the ILW business to MFR ILW in accordance with a reinsurance agreement (incorporating the underwriting guidelines) and the cell supplement to the private placement memorandum of Mont Fort.  Both of these documents are designed in consultation with the preferred share investors in the cell prior to contributing their capital to the cell (see analysis of the design of the entity under Paragraph 17(d) below).  The reinsurance agreement and the supplement set out the expectations of both Flagstone and the preferred share investors as to the expected risk profile of the ILW risks to be underwritten by the cell.

Although the strategy and underwriting guidelines of MFR ILW adhere to Flagstone’s underwriting strategy and risk management program, the Company views each cell as having a distinct business strategy, underwriting strategy and underwriting risk management program because it is tailored to the demands and needs of the investor group, and each cell is solely responsible for liabilities arising from the risks underwritten.  The Company intends to only access this business upon request from investors who capitalize a cell structure, and thus does not rely on the cessions to the cells as a means of promoting its core business plan or as an essential part or extension of it long term franchise building activities.  Rather, the Mont Fort vehicle provides the Company with a short term source of fee income and the opportunity to offer additional capacity to its brokers and clients in times of market dislocation when capacity for a given risk is in short supply.

Mont Fort does not have any employees.  The underwriters, investment management, legal and accounting staff of the Company provide services to MFR ILW , and fees for those services along with the ceding commissions are charged to MFR ILW, which compensates the Company for the operating costs incurred in providing these services.

Factors Considered in Assessing the Relationship and Significance of Mont Fort’s Activities to LB I

The Mont Fort structure provides LB I with ease of access to an attractive investment opportunity through a capital investment of $50 million in a segregated cell established to meet its risk profile.  The activities of the MFR ILW cell fit with their opportunistic investment strategy and enable them to avail of the current market dislocation where property catastrophe capacity is in short supply.  Thus, this investment provides potentially more attractive and uncorrelated investment returns to their investment portfolio than other equity or other fixed income investments.  As noted above, LB I has entered this agreement because they can use the Company’s expertise to invest in the reinsurance sector.  An alternative to this would be for LB I to establish its own reinsurance operation, which would require it to hire the underwriting talent, establish the appropriate infrastructure and obtain an investment grade credit rating.  The rating, however, would be impossible to obtain given the level of capitalization and the risk profile of the contracts written together with the annual redemption feature of the capital.  For this access, and to compensate for the potential credit risk of MFR ILW given its risk profile, the Company charges a ceding commission and incentive fee to LB I.

Conclusion

On a quantitative basis, the activities of Mont Fort are not significant to the Company or LB I.

On a qualitative basis, however, the Company believes that there are aspects of the involvement of the Company and LB I with Mont Fort that should be considered in evaluating which is the primary beneficiary based on the activities of Mont Fort.  On balance, the Company believes that a qualitative evaluation of Paragraph 17(b) may tend to indicate the Company, and not LB I, as the primary beneficiary.

Taken together, a quantitative and qualitative assessment of Mont Fort’s activities, although ultimately inconclusive, points toward the Company as the primary beneficiary of Mont Fort.

Paragraph 17(c): Exposure to Expected Losses of Mont Fort.

Under the analysis of the current Mont Fort structure the majority of its expected losses will be absorbed by the preferred shareholders.  The current preferred shareholders in MFR ILW are LB I (90.9%) and an unrelated party (9.1%).

The Company’s modeling team performed an expected cash flow calculation in accordance with FIN 46(R) and concluded that LB I would have absorbed the majority (80%) of the expected losses of Mont Fort based on an internal model built using the guidance of FIN 46(R).

The results of the expected loss analysis clearly determine LB I to be the primary beneficiary if it were not for the related party relationship between the Company and LB I and the need to consider other factors in Paragraph 17 of FIN 46(R).  Consequently, the Company believes this factor clearly indicates that the Company is not the primary beneficiary of Mont Fort.

Paragraph 17(d): Design of the VIE

As noted above, the Company acquired Mont Fort from Haverford in March 2006 because it is a flexible entity that can rapidly and cost-efficiently structure reinsurance transactions through its cells in response to demand from institutional investors.  The proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of Flagstone’s exposure appetite.

The Company owns 100% of the common shares of Mont Fort and controls the entity as a whole, albeit the design and activities of each individual cell are customized to each institutional investor’s needs and requirements.  Under the laws of Bermuda, the operations, assets and liabilities of each cell are isolated from each other and from the common equity in the General Account.

The Mont Fort facility is one in which the Company accesses the capital from the institutional investor base and models a portfolio of risks to be assumed by the cell matching the risk profile provided by the investor.  The Company provides tailored solutions to meet institutional investor’s demands.  Unlike other types of sidecar arrangements, the Company does not have a pre-packaged product to distribute to potential investors.

Thus, LB I was significantly involved in developing the business and risk profile of MFR ILW. The MFR ILW cell was established with the objective of matching the risk/return profile that LB I was willing to assume.  LB I was fully engaged in the design stages of the cell.  The strategy of this cell is to assume a diversified range of ILW contracts from Flagstone with the total limit of risks for any one peril and zone (for example Florida wind risk) being limited to a pre-agreed aggregate.  Thus it would take a number of losses from low probability and uncorrelated events for LBI to lose all of their capital.  The potential portfolio of ILW risks was modeled using Monte Carlo simulations by the Company in advance of LB I’s capital contribution.  The modeled portfolio of risks was based on LB I’s risk appetite, target returns, probability of returns and downside tolerance together with the Company’s tolerance for risk of losses from reinsurance policies which could exceed the available capital in the cell.  Upon satisfactory completion of due diligence, and agreement and input on the risk profile of the potential ILW portfolio by LB I, LB I contributed $50.0 million to MFR ILW.  At this stage, the Company accessed the reinsurance markets to write the business to be assumed by MFR ILW as opposed to it ceding existing business on its books.  Absent the input and financial commitment from LB I, the Company had not planned on and likely would not have taken on the risk profile associated with the ILW portfolio.

As demonstrated by the subsequent formation of MFR ILW2 and MFR HL, the Company expects to continue to establish additional cells for new unrelated institutional investor groups as opportunities arise and these investors will be fully involved in deciding on the activities and design of their cell.  The activities of the additional cells will be customized to meet the desired risk profile and return metrics of the client.  As such, there is no exclusivity over the cell structure for LB I.

While the Company has been involved in the design of the overall Mont Fort structure, the business mix for each cell is specifically crafted to meet the investor’s investment appetite and risk parameters.  Given the central involvement of LB I in the design of the business objective and the activities that generate the expected losses, the Company feels that LB I’s involvement in the design of the cell activities is more indicative of beneficial ownership than the Company’s design of the overall structure.

Conclusion Based on Consideration of Factors 17(a)—17(d) on a Combined Basis.

An important element in concluding which one of the related parties should be the primary beneficiary of Mont Fort is dependent on the relative weighting of the indicators outlined above.  The factors should be weighted based on the facts and circumstances.  Although no factor in Paragraph 17 is determinative, more relative weighting of one factor may be required based on the nature ofthe transaction and the related party relationships.

After careful consideration of all the above factors, and considering all related party relationships, the Company has concluded that it is not the primary beneficiary of Mont Fort and therefore must not consolidate Mont Fort.  The Company believes that conclusion is supported primarily because of the weightings in the order set forth below:

•                  The variability of the economic results of the Mont Fort structure is primarily driven by the significance of the potential losses.  Therefore, the Company has applied a higher relative weighting to a party’s exposure to expected losses, consistent with Paragraph 14 of FIN 46(R).  The greater the disparity between each party’s exposure to expected losses, the more conclusive it will generally be and the greater the relative weighting that should be given to the parties’ relative exposure to expected losses.  As described above, based on its analysis of the expected cash flows of Mont Fort, the Company concluded that LB I would have absorbed the majority (80%) of the expected losses of Mont Fort.  The Company therefore ascribed a greater weighting to the expected losses of LB I relative to the other factors it considered.

•                  The Company has been involved in the design of the overall Mont Fort structure.  However, the business mix for each cell is specifically crafted to meet the investor’s investment appetite and risk parameters.  Given the investors’ central involvement in the design of the business objective and the activities that generate the expected losses the Company feels that LB I’s involvement in the design of the cell activities to be more indicative of beneficial ownership than the Company’s design of the overall structure.

•                  Based on the activities analysis outlined above, on balance, a quantitative and qualitative assessment of Mont Fort’s activities is inconclusive, though pointing towards the Company.

Overall, based on the relative weighting of the above factors with the exposure to expected losses being the primary driver and recognizing this is an area of judgment, we have concluded that the Company is not the primary beneficiary of Mont Fort.

B.                                     Please provide to us your analysis under FIN46(R) that demonstrates why Mont Fort Re is a variable interest entity.

Response

The Company considered the following factors in its analysis of Mont Fort as a variable interest entity

Capital structure and funding

Mont Fort is registered as a general and long term business Class 3 insurer and is also registered as a “segregated accounts” company.  Mont Fort is funded with a General Account by a capital contribution from the Company, the sole holder of its common shares.  Each series of preferred shares of Mont Fort is linked to a cell of Mont Fort.  The proceeds of the sale of preferred shares capitalize the cell to which that series is linked.

The Company has the power to elect all of the members of the board of directors of Mont Fort.  The preferred shareholders have no voting rights and have no right to appoint or remove directors of Mont Fort.

“Silo” approach

Paragraph 13 of FIN 46(R) provides that an enterprise with a variable interest in specified assets of a variable interest entity is to treat those assets, and related liabilities, as a distinct variable interest entity (known as a “silo”) that is separate from the larger host variable interest entity if the specified assets are essentially the only source of payment for specified liabilities or other specified variable interests.  The Company holds variable interests in MFR ILW.  The Company assessed if MFR ILW met these silo provisions.  The provisions of FASB Staff Position FIN 46(R)-1 were considered in this analysis.

Under these provisions, a silo may be deemed to exist for accounting purposes only if essentially all of the assets, liabilities and equity of the possible silo are separate from the overall entity and specifically identifiable.  The provisions of FIN 46(R)-1 further provide that a silo cannot be deemed to exist if more than essentially none of the returns of the assets of the deemed entity (in our case, MFR ILW) can be used by the remaining variable interest entity (Mont Fort) and more than essentially none of the liabilities of the deemed entity (MFR ILW) are payable from the assets of the remaining variable interest entity (Mont Fort).

The Company’s returns on the assets of the cell payable though the investment management fee and performance fee, and the Company’s exposure to potential losses under the quota share agreement, represent variable interests in the cell.  These variable interests inure to the Company or its related parties, and represent more than essentially none of the returns and liabilities of MFR ILW.  The Company has therefore concluded that MFR ILW cannot be treated as a separate silo.

The Company also has considered whether the fees it receives from the cell should be excluded from consideration as a “variable interest” under Paragraphs B18 through B20 (“Fees Paid to a Decision Maker”) contained in FIN 46(R), Appendix B “Variable Interests.”  Paragraph B18 states that a fee paid by a variable interest entity to a decision maker is not considered a variable interest in the entity if all of the characteristics of a hired service provider or an employee relationship identified in paragraph B19 are present in an arrangement.  Paragraph B19 states that fees paid to a decision maker shall not be considered variable interests if all of four specified conditions exist.

The conditions in B19(a) (fair pricing for services rendered) and B19(b) (seniority of fees) are met in this case.  However the agreements with the cell do not meet the conditions in B19 (c) or (d).  The condition in B19(c) requires that the decision maker and the decision maker’s related parties do not hold interests that would absorb more than a trivial amount of the entity’s expected loses or residual returns.  Because, separate than the fees, the Company absorbs more than a trivial amount of the entity’s expected losses or receives more than a trivial amount of the entity’s expected residual value through the 8.3% quota share reinsurance agreement with MFR ILW, this condition is not met.  Further, B19(d) requires that the decision maker is subject to substantive kick-out rights as described in B20.  B19 (d) is not met as there are no kick out rights.

In addition, although the assets and liabilities are generally segregated from the assets and liabilities of other segregated accounts and the General Account of Mont Fort, (1) all or substantially all of the operating activities of each cell of Mont Fort involve and are conducted by wholly-owned subsidiaries of the Company, some of which also have variable interests in the cells (2) all the significant decisions related to the cells of Mont Fort are made by the Company, subject to the prearranged constraints embodied in the cell’s governing documents.  (3) The cells are managed and controlled by the holders of the common shares for purposes of determining the exact business within the cells, the dividends that will be paid from the cells, and whether the preferred shares issued by the cells can be redeemed.  Consequently, the Company can manage the risks and returns of each cell and how and when distributions to the preferred shareholders take place.  The Company does not believe these facts are typical of structures that would be considered silos.

Also, the Company holds the common shares of Mont Fort, which is a voting interest in the entity as a whole, but an economic interest in the General Account only.  The Company controls certain parties that have variable interests in the cells, and all of the variability in the cells that is not absorbed or received by the preferred shares in the segregated accounts inures to the Company (directly and through the relationships with its related parties).  Since the collective interests of the Company and its controlled parties relate to all of the assets and liabilities of Mont Fort, the Company has concluded to evaluate Mont Fort in its entirety for purposes of FIN46(R).

Paragraph 5 of FIN 46(R)

Paragraph 5 of FIN 46(R) states that an entity may be subject to consolidation if, by design, “the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

For purposes of this test, an equity investment at risk in an entity is an interest that (i) is required under U.S. GAAP to be reported as equity in that entity’s financial statements and (ii) participates significantly in the profits and losses of the entity.  The value of the common shares of Mont Fort’s General Account is $1.4 million and is held by the Company.  The common shares meet the definition of “equity at risk.” The preferred share equity investment by the investors in the cells of Mont Fort would not be considered equity at risk because the preferred shares each are linked to a particular cell and only participate in the activities of the cell and not in Mont Fort.

In determining whether or not the equity at risk of $1.4 million in Mont Fort is sufficient to finance its activities without additional subordinated financial support the Company considered the guidance in Paragraph 9 of FIN 46(R).

Paragraph 9 of FIN 46(R) states:

The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both.  Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity’s equity at risk is sufficient.

Those paragraphs require a qualitative assessment of whether:

a.                                       The entity has demonstrated that its equity investment is not sufficient to fund its activities without additional subordinated financial support.

b.                                      The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional support.

Since Mont Fort may redeem preferred shares only after the cell to which those preferred shares are linked shall have met its obligations to Flagstone under their reinsurance agreement, the preferred shares are a form of subordinated financial support.  The fact that issuance of preferred shares is necessary to finance the activities of Mont Fort is evidence to support the conclusion that the equity investment at risk alone is insufficient to fund Mont Fort’s activities.

Also, Mont Fort does not have as much equity invested as other entities operating in this industry.  The reinsurance companies operating in the current market tend to be capitalized with capital in excess of $100 million.  There is insufficient common equity to write the business assumed by MFR ILW.

Based on the insufficiency of the equity at risk, the Company has determined that Mont Fort is a variable interest entity.

In addition please provide us the following:

•                  A breakdown of the voting interests and board of director control of Mont Fort Re at the time you entered into the share purchase agreement and as of June 30, 2006.

Response

At the time that the Company entered into the agreement to purchase the common shares of Mont Fort from Haverford, Haverford had the sole power to appoint all of the members of the board of directors of Mont Fort.  Since the consummation of that purchase on March 6, 2006, the

Company, as the holder of all of the common shares of Mont Fort, has had the sole power to appoint all of the members of the board of directors of Mont Fort.

•                  You disclose on page 84 that Mont Fort Re is a general business Class 3 insurer.  Tell us how a regulated entity would be a variable interest entity, as the presumption is that to qualify as a general business Class 3 insurer it would need sufficient equity to write business at the time it became a general business Class 3 insurer.

The minimum capital and surplus required to obtain a Bermuda general and long term business Class 3 insurer is $1.25 million.  This amount is retained in Mont Fort’s General Account to facilitate its segregated cell activities.  Mont Fort does not engage in insurance or reinsurance activities through the General Account but through each segregated cell which is separately capitalized.

As discussed above under the caption “Paragraph 5 of FIN 46(R),”

•                  the preferred share equity investment by the investors in the cells of Mont Fort is not “equity at risk,” but instead is a form of subordinated financial support

•                  the sole “equity at risk” in Mont Fort is the investment by the Company of $1.4 million in the General Account of Mont Fort,

•                  that amount is not sufficient to permit Mont Fort to finance its activities without the additional subordinated financial support of the preferred share investment and therefore Mont Fort qualifies as a variable interest entity under FIN 46(R)

C.            How is the transfer of underwriting risk and risk of loss being analyzed under FAS 113? It appears that the industry loss warranty contracts ceded to the sidecar are insurance contracts.  How did you determine to account for these industry loss warranties as insurance and reinsurance contracts and not derivatives? Address “B26 — Derivatives Implementation Group,” the dual trigger (property and casualty) aspect of this business.  Tell us how the risk transfer is analyzed under FAS 113.

Response

The core business of the Company is providing property catastrophe reinsurance coverage to a broad range of select insurance companies and other reinsurers, primarily on an excess of loss basis.  An ILW is a reinsurance contract that pays only if both (i) the buyer incurs a loss and (ii) the loss is caused by an event that also causes industry-wide losses of a pre agreed magnitude.

A typical ILW contract has terms similar to what is described below:

Reinsured	ABC Insurance Company
Reinsurer	Flagstone

Contract	California $40 billion earthquake cover
Business covered

All losses incurred by the ABC Insurance Company on any policy issued by ABC Insurance Company as a result of an earthquake in California for which the insured market loss is greater than $40 billion as determined by an independent monitoring agency

Ultimate loss limit	Actual loss incurred by the reinsured relating to the business covered, not to exceed $3.75 million
Premium	$300,000
Period	12 months

Derivative Implementation Group B26,”Dual Property and Casualty Contracts” (“DIG B26”)

The Company first evaluates each ILW contract ceded to Mont Fort in accordance with DIG B26, to determine if the contracts should be recorded as reinsurance transactions or derivatives.

Paragraph 10(c) of FASB 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), states that generally contracts of the type within the scope of FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises” are not subject to the requirements of this statement whether or not they are written by insurance enterprises.  Paragraph 10(c)(2) of SFAS 133 specifically states that traditional property and casualty contracts are not subject to the requirements of SFAS 133.

Under the DIG B26 guidance, ILWs that provide for the payment of claims as a result of both an identifiable insurable event and an industry loss trigger from a specific catastrophic event would in its entirety qualify for the insurance exclusion in Paragraph 10(c)(2) of SFAS 133 (and thus not contain an embedded derivative instrument that is required to be separately accounted for as a derivative instrument) provided all of the following conditions are met:

1.               Claims are paid only if an identifiable insurable event occurs.

2.               The amount of the payment is limited to the amount of the policyholder’s incurred insured loss (in other words, the contract is an indemnity contract).

3.               The contract does not involve essentially assured amounts of cash flows (regardless of the timing of those cash flows) based on insurable events highly probable of occurrence because the insured would nearly always receive the benefits (or suffer the detriment) of changes in the variable.

In the example of the California earthquake ILW described above, the contract would meet the conditions above for the paragraph 10(c) (2) exemption because (1) an earthquake is an identifiable insurable event, (2) the contract indemnifies ABC Insurance Company only for incurred losses and (3) an earthquake is not highly probable of occurrence.  Therefore, the dual trigger variable in this contract can be considered a reinsurance contract and is not required to be accounted for separately as a derivative.

To the extent that Flagstone writes ILW contracts where there is no indemnity requirement in the contract we account for these contracts as derivatives.

Risk transfer evaluation in accordance with the provisions of FASB 113 (“Accounting and Reporting for Reinsurance of Short- Duration and Long Duration Contracts”)(“SFAS 113”)

Once the Company has determined that an ILW is not accounted for as a derivative, the Company evaluates the ILW for risk transfer in accordance with the provisions of SFAS 113.  The accounting for the majority of the contracts falls under the guidance in SFAS 113 and related guidance including EITF Topic D34: Accounting for Reinsurance: Questions and Answers for FASB Statement No. 113.

An evaluation of each ILW is performed to specifically address risk transfer under SFAS 113 at the inception of each ILW contract that the Company cedes to MFR ILW.  Under Paragraphs 9(a) and 9(b) of SFAS 113 a reinsurer must record a contract as reinsurance if:

a.                                       The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts.

b.                                      It is reasonably possible that the reinsurer may realize a significant loss from the transaction.

In the example of the California earthquake ILW described above, the contract would meet the conditions above for the paragraph 10(c)(2) exemption because:

1.               The Company must assume significant insurance risk as there is both underwriting and timing risk being transferred.  In other words, the amount and timing of the payments to be made under the ILW contract have a reasonable probability of varying significantly.

Given the features of the ILW contract outlined above, whereby ABC Insurance Company is to be indemnified against its California earthquake losses incurred up to the limit of the contract ($3.75 million) and when the industry loss from a California earthquake exceeds $40 billion - the amount and timing of payments under the ILW have a reasonable probability of significant variability.  The payments are dependent on the magnitude of the earthquake and the losses incurred by ABC Insurance Company and also the timing which is highly unpredictable.

In addition, there are no clauses in the ILW contracts that delay payments by the Company to the insured.

2.               It is reasonably possible that the Company may realize a significant loss from the ILW.

Looking at the features of the sample contract, the maximum loss that Flagstone can incur is $3.75 million, being the limit on the contract which is 12.5 times the premium received from ABC Insurance Company.  Thus, Flagstone may realize a significant loss from this contract.  For ILWs generally, the limit typically is many multiples of the premiums received.

Given the very high inherent risk in ILWs the Company has concluded that there is a reasonable possibility that Flagstone may incur a significant loss from ILWs as events such as the Northridge Earthquake and Hurricane Katrina have demonstrated.

In this example, the contract described above would meet the conditions in paragraphs 9 (a) and 9 (b) of SFAS 113 and be recorded as reinsurance.

MFR ILW contracts

For all the ILWs ceded to MFR ILW, the Company assessed the contracts for risk transfer under SFAS 113 and derivative treatment under DIG B26 in order to determine the proper accounting treatment of the written premiums.  That review concluded that the contracts met the SFAS 113 and DIG B26 provisions outlined above and as such are recorded as reinsurance premiums ceded in the financial statements of the Company.

6.                                      Outline of the possible alternative answers considered and rejected.

The Company’s response to Item 6 is included in its response to Item 7, below.

7.                                      Analysis of the current and future financial statement impact of the alternatives considered.

A.            Determination of Primary Beneficiary

The Company has considered and rejected, as a possible alternative to its conclusions set forth in response to Items 4A above and reflected in the financial statements included in the Prospectus, that the Company might be deemed to be the primary beneficiary of Mont Fort.  In that case, Mont Fort would be consolidated into the financial statements of the Company.  A summary of the total assets, liabilities, shareholders’ equity, total revenues and net income with and without Mont Fort being consolidated at September 30, 2006 is outlined below:

	Without Mont Fort 30-Sep-06	With Mont Fort 30-Sep-06

Assets	1,131,391	1,202,707
Liabilities	327,427	398,743
Temporary Equity	1,547	1,547

Shareholders equity	802,416	802,416

Revenues	149,809	155,050

Net income	88,754	88,754

In the opinion of the Company these differences are not material to the financial statements as at September 30, 2006 or to the decision of a potential investor to invest in the Company.

8.                                      What you specifically intend to disclose about the proposed accounting, and where it will be disclosed.

The Company discloses its conclusion that it is not required to consolidate Mont Fort (Items 4A and 4B above) primarily in Note 4 to its consolidated financial statements included in the Prospectus at page F-17.

The Company discloses its analysis of whether ILW’s are reinsurance or derivatives (Item 4C above) primarily in Note 2 to its consolidated financial statements under the heading “Significant Accounting Policies — Premiums and Acquisition Costs” on page F-9 of the Prospectus.

9.                                      The audit committee’s views on the proposed accounting treatment or auditor independence issue.

The management of the Company has specifically discussed its accounting treatment of the issues identified in Item 4 above with the Audit Committee of the Company and obtained the Audit Committee approval to the treatment reflected in the Prospectus.

10.                               A description of any current or previous discussions or correspondence with the Divisions of Enforcement, Corporation Finance, or Investment Management or any other Division or Office of the Commission regarding the issue(s) in the submission.

Our previous discussions and correspondence with the Staff regarding the issues described in Item 4 above materially are comprised of the following:

•                  Portions of a letter from this firm to you dated September 19, 2006

•                  our responses to comments “56” and “82” included a letter from this firm to your colleague, Sonia Barros, dated December 8, 2006, which accompanied Amendment No. 1 to the Registration Statement

•                  the information included in the Prospectus, in particular under the heading “Business — Mont Fort” starting on page 92 and in Note 4 to the financial statements on page F-17

•                  a letter from this firm to Mr. Roesler dated January 8, 2007

•                  our telephone conversation with you of January 9, 2007

•                  our telephone conversation with you of January 16, 2007

* * *

Please feel free to contact my colleague, Bob McTamaney (by telephone at 212-238-8711) or me (at 212-238-8698) with any further questions or requests for information regarding Mont Fort.  If you wish to contact the Company directly regarding these matters, please call its general counsel, Todd White (at 441-278-4319) or its chief financial officer, James O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras
AJV:tbm
Attachment

Appendix

Capitalized terms have the meanings given them in the letter to which this appendix is attached.

MFR ILW 2

On January 2, 2007, Mont Fort closed an offering of preferred shares relating to an additional cell, Mont Fort ILW 2, which yielded gross proceeds of $55.0 million. The investor in MFR ILW2 is LB I, an affiliate of Lehman Brothers Inc. and the same investor that invested in the MFR ILW cell.  This additional investment by LB I, although placed through a separate cell, is structurally and economically similar to its MFR ILW cell investment

On January 4, 2007, Flagstone entered into a facultative reinsurance agreement with MFR ILW2.  Under this agreement, MFR ILW2 will assume a share of Flagstone’s industry loss warranty exposure.  Again, this agreement is substantively identical to the reinsurance agreement for the MFR ILW cell.

MFR High Layer

On January 12, 2007, Mont Fort closed an offering of preferred shares relating to a third additional cell, Mont Fort High Layer, which yielded gross proceeds of $28.1 million.  The investor in MFR HL is Newcastle Special Opportunity Fund V, L.P., an investor with no previous investments or affiliations with the Company or with Mont Fort.

On January 12, 2007, Flagstone entered into a facultative reinsurance agreement with MFR HL. Under this agreement, MFR HL will assume a share of some of the high layer reinsurance programs written by Flagstone.  These high layer programs have high expected profit levels, but the expected loss, although very remote, is large relative to the premium.  Due to the way these risks are treated in rating agency capital models they are capital intensive for reinsurers to assume and thus most reinsurers, including Flagstone, have a limited ability to accept the risks despite their high expected profits.

MFR HL and its investor are not subject to such constraints.  Accordingly  this vehicle can help generate returns for MFR HL investors and also allow Flagstone to earn fees and take a minority share of any profits without creating additional rating agency capital  constraints.

The design and structure of MFR HL is virtually identical to MFR ILW and MFR ILW2, but the business objective and the nature of the high layer reinsurance contracts is distinct from the ILWs written by the other cells.